Exhibit 5.2

Consent of Sangra Moller LLP

We hereby consent to the reference to our firm name on the cover page and under the heading "Legal Matters" and "Enforcement of Judgment Against Foreign Persons or Companies" in the prospectus forming a part of the Registration Statement on Form F-10 filed by GoldMining Inc., as such may thereafter be amended or supplemented, with the United States Securities and Exchange Commission.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by Section 7 of the United States Securities Act of 1933, as amended, or the rules and regulations of the United States Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Sangra Moller LLP
Sangra Moller LLP
Vancouver, Canada
October 30, 2023